SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Saker Aviation Services, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

32025R104
(CUSIP Number)

Marc Chodock
Arvice Capital Management, LLC
110 East 25th St., 3rd Floor
New York, New York 10011
917.885.2996
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robb L. Tretter
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036-8704
212.596.9512

June 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 32025R104

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) ACM Value Opportunities Fund I, LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
SEC USE ONLY
4.		SOURCE OF FUNDS	WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,000,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,000,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.06%
14.	TYPE OF REPORTING PERSON	OO (Delaware Limited Partnership)

CUSIP NO. 32025R104

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) ACM Value Opportunities Fund I GP, LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
SEC USE ONLY
4.		SOURCE OF FUNDS	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,000,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,000,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.06%
14.	TYPE OF REPORTING PERSON	OO (Delaware Limited Partnership)

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Arvice Capital Management, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
SEC USE ONLY
4.		SOURCE OF FUNDS	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,000,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,000,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.06%
14.	TYPE OF REPORTING PERSON	OO (Delaware Limited Partnership)

CUSIP NO. 32025R104

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Marc Chodock
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
SEC USE ONLY
4.		SOURCE OF FUNDS	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,000,000
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,000,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.06%
14.	TYPE OF REPORTING PERSON	IN

Introduction

       This amendment (“Amendment No. 1”) amends the Schedule 13D Statement, filed February 9, 2015 (the “Statement”) on behalf of (i) ACM Value Opportunities Fund I, LP, a Delaware limited partnership (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) ACM Value Opportunities Fund I GP, LLC, a Delaware limited liability company, as general partner of the Fund (the “General Partner”) with respect to the shares of Common Stock directly owned by the Fund, (iii) Arvice Capital Management, LLC, a Delaware limited liability company (the “Manager”), as manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iv) Mr. Marc Chodock (“Mr. Chodock”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund.  The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement.

Item 4.	Purpose of Transactions

       The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

       On June 25, 2015, Mr. Marc Chodock was appointed to the Issuer’s Board of Directors.

       Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.     Material to be filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated as of February 9, 2015, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Statement filed on February 9, 2015).

CUSIP NO. 32025R104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2015

ACM VALUE OPPORTUNITIES FUND I, LP
By:	ACM Value Opportunities Fund I GP, LLC, its general partner
By:	/s/Marc Chodock
Name: Marc Chodock Title: Managing Member
ACM VALUE OPPORTUNITIES FUND I GP, LLC
By:	/s/Marc Chodock
Name: Marc Chodock Title: Managing Member
ARVICE CAPITAL MANAGEMENT, LLC
By:	/s/Marc Chodock
Name: Marc Chodock Title: Managing Member
/s/ Marc Chodock
Marc Chodock